Exhibit 12.1

Statement Regarding

Computation of Ratios of Earnings to

Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(US$ in millions except ratios)	2015	2014	2013	2012	2011

Earnings (1)
Pre-tax income before noncontrolling interests and income (loss) from discontinued operations, net of tax	$1,051	$734	$1,014	$372	$1,020
plus: Fixed charges	386	491	516	404	429
Amortization of capitalized interest	22	22	21	21	19
Distributed income of equity investees	8	3	2	1	6
less: Capitalized interest	(7)	(6)	(4)	(13)	(16)
Preferred stock dividends and other obligations	(53)	(48)	(76)	(34)	(34)
Earnings:	$1,407	$1,196	$1,473	$751	$1,424
Fixed charges (1)
Capitalized interest	$7	$6	$4	$13	$16
Expensed interest	258	347	363	294	295
plus: Amortized premiums, discounts and capitalized debt expenditures	10	12	13	12	23
Estimate of interest within rental expense	58	78	60	51	61
Preferred stock dividends and other obligations	53	48	76	34	34
Fixed charges:	$386	$491	$516	$404	$429
Ratio of Earnings/Fixed charges	3.6	2.44	2.86	1.86	3.32

(1)                                 For the purpose of determining the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends, earnings are defined as pretax income before noncontrolling interests and income (loss) from discontinued operations, net of tax in consolidated subsidiaries plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend and other obligations requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend and other obligations requirements of the registrant and consolidated subsidiaries.